UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                                  PANACO, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   698106 10 1
                                 (CUSIP Number)

                                 Mark C. Licata
                            1221 McKinney, Suite 1800
                              Houston, Texas 77010
                                 (713) 759-2400
         (Name, Address and Telephone Number of the Person Authorized to
                       Receive Notices and Communications)

                                  July 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                   SCHEDULE 13D

CUSIP No. 698106 10 1


1.       NAME OR REPORTING PERSON
                  Mark C. Licata

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)   |_|
                                                       (b)   |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER
                           1,606,146

         8.       SHARED VOTING POWER
                           0

         9.       SOLE DISPOSITIVE POWER
                           1,606,146

         10.      SHARED DISPOSITIVE POWER
                           0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,606,146

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14.      TYPE OF REPORTING PERSON*
                  IN

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                                                   SCHEDULE 13 D


Item 1.       Security and Issuer.

              This statement relates to the common stock, par value $0.01 per share ("Shares"), of Panaco, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Panaco Building, 1050 West Blue Ridge Boulevard, Kansas City, Missouri 64145- 1216.

Item 2.       Identity and Background.

 (a)    Name:  Mark C. Licata.
 (b)    Business address:  1221 McKinney, Suite 1800, Houston, Texas  77010.
 (c) Present Employment: Vice President - General Counsel of Panaco, Inc., 1221 McKinney, Suite 1800, Houston, Texas 77010.
 (d)    Criminal Proceedings in Last Five Years:  None.
 (e)    Judgments, Decrees or Orders Regarding Federal or State Securities Laws:
        None.
 (f)    Citizenship:  U.S.A.

Item 3.       Source and Amount of Funds or other Consideration.

     Mr. Licata's Shares were acquired as a portion of the merger consideration paid to Mr. Licata in connection with the merger of The Union Companies, Inc. ("Union") with and into Goldking Acquisition Corp., a wholly-owned subsidiary of the Issuer. Union's primary asset was all of the capital stock of Goldking Companies, Inc., a 29 year old Houston-based oil and gas company. The merger was effected on July 31, 1997 pursuant to the Restated Merger Agreement executed July 30, 1997 by and between the Issuer, Union, Mr. Licata and Leonard C. Tallerine, Jr. Mr. Licata and Mr. Tallerine owned all of the outstanding capital stock of Union. Under the aforementioned Restated Merger Agreement, the Shares were valued at $4.4375 per share.

Item 4.       Purpose of Transaction.

     Mr. Licata has acquired the Shares for investment purposes. He has no current plans or proposals to acquire additional securities of the Issuer or to dispose of the Shares, although he reserves the right to dispose of some or all of the Shares in the future, either in the open market or otherwise. Pursuant to the Restated Merger Agreement, Mr. Licata and Mr. Tallerine have been granted certain demand and other registration rights with respect to the Shares received as merger consideration.

     Mr. Licata has no plans or proposals which would result in any extraordinary transaction such as a merger, reorganization or liquidation of the Issuer or any sale or transfer of a material amount of the assets of the Issuer. Pursuant to the Restated Merger Agreement, Mr. Licata and Mr. Tallerine have been appointed to newly-created director and officer positions with the Issuer. Mr. Licata has been appointed to a class of directors eligible for re-election in 1998, and has also been appointed Vice President - General Counsel of the Issuer.


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Item 5.       Interest in Securities of the Issuer.

     (a) Number and Percentage of Class Beneficially Owned: 1,606,146 Shares, constituting approximately 6.8% of the class.

     (b) Mr. Licata has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares which he beneficially owns.

     (c) All 1,606,146 Shares were acquired by Mr. Licata on July 31, 1997. The Shares were received as merger consideration under the Restated Merger Agreement (see Item 3, above) and were, for purposes of this transaction, valued at $4.4375 per share.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares of Mr. Licata.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Licata and Mr. Tallerine are parties to a Registration Rights Agreement with the Issuer (attached) which provides them with certain demand and other registration rights with respect to the Shares.

Item 7.       Materials to be Filed as Exhibits.

              Exhibit 1      Registration Rights Agreement


                                                     SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Dated:   August 7, 1997


                               \s\ Mark C. Licata
                                   (Signature)


                               Mark C. Licata
                                   (Name)

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